Filed by FCB Bancorp
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended
Commission File No.: 333-126401
Subject Companies: FCB Bancorp and First California Financial Group, Inc.
The following is a copy of a slide presentation presented in connection with a June 21, 2006 conference call hosted by National Mercantile Bancorp and FCB Bancorp.
National Mercantile Bancorp and FCB Bancorp Merger of Equals Into First California Financial Group June 2006

Safe Harbor Statement This presentation contains forward-looking statements that are: subject to contingencies & uncertainties, not a guarantee of future performance, based on assumptions that may change, not to be relied on unduly. These include statements relating to EPS and other growth rates Accretion Costs savings Increased liquidity and visibility Many factors are beyond our ability to control or predict, including: Shareholder and regulatory approvals Interest rate volatility Impact of national/regional economy on small business loan demand Loan delinquency rates Ability of companies to retain employees and customers Acquisition synergies and cost saving Please see risk factors in MBLA's and FCBA's 10-K and other SEC filings.

Additional Information The proposed merger will be submitted to the shareholders of each of National Mercantile Bancorp and FCB Bancorp for their consideration. First California Financial Group, Inc. will file a registration statement, which will include a joint proxy statement/prospectus to be sent to the shareholders of each of National Mercantile Bancorp and FCB Bancorp, and each of First California Financial Group, National Mercantile Bancorp and FCB Bancorp may file other relevant documents concerning the proposed merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First California Financial Group, National Mercantile Bancorp and FCB Bancorp, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing National Mercantile Bancorp's website (http://www.nmbla.com) under the tab "Investor Relations", or by accessing FCB Bancorp's website (http://www.fcbank.com) under the tab "About Us". National Mercantile Bancorp and FCB Bancorp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of National Mercantile Bancorp and FCB Bancorp in connection with the proposed merger. Information about the directors and executive officers of National Mercantile Bancorp is set forth in the proxy statement for its 2006 annual meeting of shareholders, as filed with the SEC on April 20, 2006. Information about the directors and executive officers of FCB Bancorp is set forth in its Annual Report on Form 10-K, as filed with the SEC on March 31, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described above.

Partnership of 2 Fast Growing Banks MBLA 11 quarters of EPS growth 1Q06 EPS increased 40% NIM 5.49% in 1Q06 NPA/Assets 0.06% Serving affluent communities LA and Orange Counties Expertise in business niche markets FCBA 25% + CAGR in loans and deposits since 2000 1Q06 EPS increased 75% NIM 5.05% in 1Q06 Total NCOs since 2000 <$500,000 Focus on small businesses LA, Ventura & Orange Counties As of March 31, 2006, compared to prior year

Expected Transaction Benefits Enhances both banking franchises Expanded reach in fast-growing markets $1 billion in assets at 3/31/06 Appealing demographics Complementary branch locations Enhanced lending capabilities Larger legal lending limit Accretive to GAAP EPS in 2007

Expected Transaction Benefits Low risk transaction Modest cost savings Expanded platform for growth Strong management team Enhanced opportunities for staff Increase market cap Improve liquidity and visibility

Southern California Branch Franchise FCBA (8) MBLA (5) MBLA LPO (1) FCBA LPO (2)

Summary of Transaction Terms Consideration: 100% FCFG Stock, Tax-free exchange Fixed FCBA Exchange Ratio: 1.7904 x FCFG shares /FCBA share (no collars/no walk-aways) Fixed MBLA Exchange Ratio 1 x FCFG Shares/MBLA share Fully Diluted Ownership: MBLA 50.5% and FCBA 49.5% Treatment of Options: Options roll Expected Closing: Fourth Quarter of 2006 .

Summary of Transaction Pro Forma Entity National Mercantile Bancorp + FCB Bancorp = New Delaware holding company First California Financial Group, Inc. Board of Directors Initially 5 directors from MBLA and 5 directors from FCB Bancorp Chairman will be Robert E. Gipson, now Chairman of MBLA Vice Chairman will be John W. Birchfield, now Chairman of FCBA

Leadership Team President and CEO C. G. Kum, FCBA's CEO Chief Financial Officer Romolo C. Santarosa, FCBA's CFO Chief Credit Officer Robert W. Bartlett, MBLA's COO Chief Strategy Officer David R. Brown, MBLA's CFO Head of Commercial Banking Thomas E. Anthony, FCBA's Chief Credit Officer Scott Montgomery, MBLA's President and CEO, after assisting in the transition, will retire.

Large and Growing Markets Population Total 13.7 million LA County = 9.9 million Ventura County = 0.8 million Orange County = 3.0 million Diverse Economy Manufacturing Trade Tourism Technology Entertainment Rising employment and personal income

Balance Sheet Loans Deposits Assets MBLA 354.495 407.818 479.93 FCBA 353.573 392.135 480.99 $ in millions As of March 31, 2006

Pro Forma Financial Impact ($ in millions) MBLA FCBA Pro Forma Assets $ 479.9 $ 481.0 $ 960.9 Loans $ 353.5 $ 353.6 $ 707.1 Deposits $ 405.4 $ 39 1.8 $ 797.2 Equity $ 39.3 $ 46.7 $ 86.0 As of March 31, 2006

Loan Mix Construction Commercial RE Multifamily Residential C&I Consumer & Other 94.629 132.542 18.828 9.279 89.689 9.528 Construction Commercial RE Multifamily Residential C&I Consumer & Other 26.301 195.864 31.859 29.86 66.107 3.582 As of March 31, 2006

Pro Forma Loan Mix Construction Commercial RE Multifamily Residential C&I Consumer & Other 120.93 328.406 50.687 39.139 155.796 13.11 As of March 31, 2006

Checking Interest Checking Savings Money Market CD<$100K CD>$100K 122.6 31.7 26.3 91.9 18.481 114.894 Deposit Mix Checking Interest Checking Savings Money Market CD<$100K CD>$100K 108.6 24.3 19.5 54.1 84.869 100.575 As of March 31, 2006

Pro Forma Deposit Mix Checking Interest Checking Savings Money Market CD<$100K CD>$100K 128.266 28.239 125 200 103.35 215.469 As of March 31, 2006

Pro Forma Bank Deposit Market Share* * Banks headquartered in L.A., Orange and Ventura Counties Source: SNL Securities as of 6/30/2005 Source: SNL Securities as of 6/30/2005 Source: SNL Securities as of 6/30/2005

Enhances banking franchise Low risk transaction Expected to be accretive to EPS Diversifies and expands lending capacity Increases presence in fast-growing So. Cal. market Transaction Summary

Thank You